UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



25001951

ĮNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC M̶a̶i̶l̶ P̶r̶o̶c̶e̶s̶s̶i̶n̶g̶ 8-16750

FEB 2 8 2025

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the
Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2024__ AND ENDING __12/31/2024__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:·___AEI SECURITIES, INC._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

30 EAST SEVENTH STREET, SUITE 1300

(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH PETERSEN/MARNI J NYGARD	651—227—7333	kpetersen@aeifunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BOULAY PLLP

(Name – if individual, state last, first, middle name)

11095 VIKING DRIVE, #500	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

10/14/2003		542	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>MARNI J NYGARD</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>AEI SECURITIES, INC.</u>, as of DECEMBER 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

This filing ⁕⁕ contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 or Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity. (Statement of Operations & Retained Earnings)

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to §240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material difference exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12 as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7 as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

⁕⁕To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AEI Securities, Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as AEI Securities, Inc.'s auditor since 1986.

Minneapolis, Minnesota
February 26, 2025

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

		December 31, 2024		December 31, 2023
Assets:				
Cash	$	68,290	$	285,031
Receivable from Related Companies		9,468		24,183
Miscellaneous Receivable		20		138
Prepaid Expenses		350		350
Total Assets	$	78,128	$	309,702

LIABILITIES AND STOCKHOLDER'S EQUITY

		December 31, 2024		December 31, 2023
Liabilities:				
Commissions Payable	$	5,074	$	16,457
Payable to Related Companies		6,495		7,972
Total Liabilities		11,569		24,429
Commitments and Contingencies				
Stockholder's Equity:				
Common Stock – 2,500 shares authorized, issued and outstanding		12,500		12,500
Additional Paid-In-Capital		37,500		37,500
Retained Earnings		16,559		235,273
Total Stockholder's Equity		66,559		285,273
Total Liabilities and Stockholder's Equity	$	78,128	$	309,702

The accompanying Notes to Financial Statements are an integral part of this statement.

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

	Years Ended December 31	
	2024	**2023**
Revenues:		
Commissions	$ 133,097	$ 327,668
Interest	2,251	10,799
Total Revenues	135,348	338,467
Expenses:		
Commissions Reallowed	94,355	249,049
General and Administrative	59,707	64,534
Total Expenses	154,062	313,583
Net Income (Loss)	(18,714)	24,884

RETAINED EARNINGS

Balance, beginning of year	235,273	410,389
Distributions to Stockholder	(200,000)	(200,000)
Balance, end of year	$ 16,559	$ 235,273

The accompanying Notes to Financial Statements are an integral part of this statement.

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | |
	2024	2023
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (18,714)	$ 24,884
Adjustments to Reconcile Net Income (Loss)		
To Net Cash Provided by Operating Activities:		
(Increase) Decrease in Receivable		
from Related Companies	14,715	(4,534)
(Increase) Decrease in Miscellaneous Receivable	118	(88)
Increase (Decrease) in Commissions Payable	(11,383)	13,191
Decrease in Miscellaneous Payable	0	(10,452)
Decrease in Payable to Related Companies	(1,477)	(6,770)
Total Adjustments	1,973	(8,653)
Net Cash Provided By (Used For)		
Operating Activities	(16,741)	16,231
Cash Flows from Financing Activities:		
Distributions to Stockholder	(200,000)	(200,000)
Net Decrease in Cash	(216,741)	(183,769)
Cash, beginning of year	285,031	468,800
Cash, end of year	$ 68,290	$ 285,031

The accompanying Notes to Financial Statements are an integral part of this statement.

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer registered with the Securities and Exchange Commission and under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson was President of the Company until June 30, 2020. On July 1, 2020, Marni J. Nygard became President. Mr. Johnson and his wife were majority stockholders of ACC until Mr. Johnson's date of death on May 22, 2021. Mrs. Johnson is also the sole stockholder AEI Fund Management, Inc., which provides management services to the Company.

Revenue from Contracts with Customers

The Company's major source of revenue is commissions earned on the sale of units in limited partnerships that have been organized by affiliated entities. These transactions consist of a single performance obligation that is satisfied and recognized at a point in time on the date in which the proceeds from the sale of units are accepted by the affiliated entities as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The transaction price is based on contractually agreed upon fixed commission percentages earned by the Company on the proceeds from the sale of units. The transaction price is not subject to significant (or any) variable consideration. Contract modifications could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within operating expenses in the statements of operations as the Company is acting as a principal in the arrangement.

The discussion above includes revenue that is within the scope of Topic 606. Interest income is earned from the Company's money market savings account and is not in the scope of Topic 606.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates, and the difference could be material.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year the balances may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 280: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its President. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Retained Earnings. The Company adopted the standard on January 1, 2024, and retrospectively applied it. The adoption did not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements

Other accounting standards that have been issued by standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2024 and 2023, these reimbursements totaled $106,502 and $134,650, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2024 and 2023, the Company had adjusted net capital of $56,721 and $260,602, respectively, which exceeded the required adjusted net capital by $51,721 and $255,602, respectively. As of December 31, 2024 and 2023, the ratio of aggregate indebtedness to net capital was .20 to 1 and .09 to 1, respectively.

(4) Exemption from Rule 15c3-3 –

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

(5) Subsequent Events –

The Company has evaluated subsequent events through February 26, 2025, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Total Assets	$	78,128
Less – Aggregate Indebtedness		11,569
Unadjusted Capital		66,559
Adjustments:		
Receivable from Related Companies		(9,468)
Miscellaneous Receivable		(20)
Prepaid Expenses		(350)
Adjusted Net Capital	$	56,721
Ratio of Aggregate Indebtedness to Adjusted Net Capital		.20:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2024 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

AEI SECURITIES, INC.
COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS UNDER RULE 15c-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) AEI Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of its affiliated securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers, other than money used for consideration received or promptly transmitted with paragraph (a) or (b)(2) of Rule 15c2-4, and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions.

Boulay PLLP

Minneapolis, Minnesota
February 26, 2025



AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Company is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company has no obligation under SEA Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

AEI SECURITIES, INC.

I, Marni J. Nygard, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Marni J. Nygard
President

February 26, 2025

1300 Wells Fargo Place | 30 East Seventh Street | Saint Paul | Minnesota | 55101
800-328-3519 | aeifunds.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM
X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA 12

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable   Block(s)):

1) Rule 17a-5(a)   16   2) Rule 17a-5(b)   17   3) Rule 17a-11   18

4) Special request by designated examining authority   19   5) Other   26

NAME OF BROKER-DEALER

AEI SECURITIES, INC   13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box   No.)

1300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST   20

(No. and Street)

ST PAUL   21   MN   22   55101-4901   23

(City)   (State)   (Zip Code)

SEC. FILE NO.

8-16750   14

FIRM ID NO.

6158   15

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/10   24

AND ENDING (MM/DD/YY)

12/31/10   25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO   THIS REPORT(Area code) - Telephone No.

PATRICK W KEENE/ROBERT P JOHNSON   30   (651) 227-7333   31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS   REPORT   OFFICIAL USE

32   33

34   35

36   37

38   39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES   40   NO   X 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   42

EXECUTION:

The registrant/broker or dealer submitting this Form and its   attachments and the person(s) by whom
it is executed represent hereby that all information contained   therein is true, correct and complete.
It is understood that all required items, statements, and   schedules are considered integral parts of
this Form and that the submisson of any amendment represents   that all unamended items, statements
and schedules remain true, correct and complete as previously   submitted.

Dated the   26th   day of   February   20 25

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts   constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78.f (a)   )

FINRA

BROKER OR DEALER							
AEI SECURITIES, INC.	N	3					100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 99

SEC FILE NO. 8-16750 98

Consolidated ☐ 198

Unconsolidated ☒ X 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash ....$	364,231 200	$	364,231 750
2. Receivables from brokers or dealers:			
A Clearance account	295		
B. Other	300 $	550	810
3. Receivables from non-customers	355	2,745 600	2,745 830
4. Securities and spot commodities owned, at market value:			
A. Exempted securities.........................	418		
B Debt securities..............................	419		
C. Options	420		
D. Other securities	424		
E. Spot commodities	430		850
5. Securities and/or other investments not readily marketable:			
A. At cost $ 130			
B. At estimated fair value	440	610	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value.	460	630	880
A. Exempted securities $ 150			
B. Other securities $ 160			
7. Secured demand notes:	470	640	890
Market value of collateral:			
A. Exempted securities $ 170			
B. Other securities $ 180			
8. Memberships in exchanges:			
A. Owned, at market $ 190			
B. Owned, at cost		650	
C. Contributed for use of the company, at market value		660	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	490	680	920
11. Other assets	535	690 735	690 930
12. Total Assets ....$	364,231 540	$ 3,435 740	$ 367,666 940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Status: Accepted

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	73,294 [1115]	[1305]	73,294 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	5,957 [1205]	[1385]	5,957 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	79,251 [1230] $	[1450] $	79,251 [1760]

Ownership Equity

21. Sole proprietorship		$	[1770]
22. Partnership (limited partners)	$ [1020]		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			12,500 [1792]
C. Additional paid-in capital			37,500 [1793]
D. Retained earnings			238,415 [1794]
E. Total			288,415 [1795]
F. Less capital stock in treasury		(	) [1796]
24. TOTAL OWNERSHIP EQUITY		$	288,415 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	367,666 [1810]

OMIT PENNIES

Status: Accepted

PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 288,415 **3480**
2. Deduct ownership equity not allowable for Net Capital .... ( ) **3490**
3. Total ownership equity qualified for Net Capital 288,415 **3500**
4. Add:
   A Liabilities subordinated to claims of general creditors   allowable in computation of net capital **3520**
   B. Other (deductions) or allowable credits (List) **3525**
5. Total capital and allowable subordinated liabilities .... $ 288,415 **3530**
6. Deductions and/or charges:
   A. Total non-allowable assets from
       Statement of Financial Condition (Notes B and C) .... $ 3,435 **3540**
   B. Secured demand note deficiency **3590**
   C. Commodity futures contracts and spot commodities-
       proprietary capital charges **3600**
   D Other deductions and/or charges **3610** (3,435) **3620**
7. Other additions and/or allowable credits (List) **3630**
8. Net Capital before haircuts on securities positions .... $ 284,980 **3640**
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1(f)) :
   A Contractual securities commitments ....$ **3660**
   B. Subordinated securities borrowings **3670**
   C. Trading and investment securities:
     1 Exempted securities **3735**
     2. Debt securities **3733**
     3 Options **3730**
     4. Other securities **3734**
   D. Undue concentration **3650**
   E. Other (List) .... **3736** ( ) **3740**
10. Net Capital .... $ 284,980 **3750**

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Status: Accepted

BROKER OR DEALER		
AEI SECURITIES, INC	as of	12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 5,283	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13 Net capital requirement (greater of line 11 or 12)	$ 5,283	3760
14. Excess net capital (line 10 less 13)	$ 279,697	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 277,055	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A I. liabilities from Statement of Financial Condition	$ 79,251	3790

17. Add:

A Drafts for immediate credit	$	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
C Other unrecorded amounts (List)	$	3820	$

C Other unrecorded amounts		3830
18. Total aggregate indebtedness	$ 79,251	3840
19. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) %	27.81	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) %	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
22 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
23 Net capital requirement (greater of line 22 or 23)	$	3760
24 Excess net capital (line 10 less 24)	$	3910
25. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/10 |3932| to 12/31/10 |3933|

Number of months included in this statement   3 |3931|

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:

a Commissions on transactions in exchange listed equity   securities executed on an exchange   .... $ _____ |3935|

b Commissions on listed option transactions   .... _____ |3938|

c. All other securities commissions   .... _____ |3939|

d Total securities commissions   .... _____ |3940|

2 Gains or losses on firm securities trading accounts

a From market making in options on a national securities   exchange   .... _____ |3945|

b. From all other trading   .... _____ |3949|

c. Total gain (loss)   .... _____ |3950|

3 Gains or losses on firm securities investment accounts   .... _____ |3952|

4. Profits (losses) from underwriting and selling groups   .... 448,301 |3955|

5 Revenue from sale of investment company shares   .... _____ |3970|

6. Commodities revenue   .... _____ |3990|

7. Fees for account supervision, investment advisory and   administrative services   .... _____ |3975|

8. Other revenue   .... 1,001 |3995|

9. Total revenue   .... $ 449,302 |4030|

EXPENSES

10 Salaries and other employment costs for general partners   and voting stockholder officers   .... _____ |4120|

11. Other employee compensation and benefits   .... _____ |4115|

12. Commissions paid to other brokers-dealers   .... 420,654 |4140|

13. Interest expense   .... _____ |4075|

a Includes interest on accounts subject to subordination   agreements   .... _____ |4070|

14. Regulatory fees and expenses   .... _____ |4195|

15 Other expenses   .... 1,297 |4100|

16. Total expenses   .... $ 421,951 |4200|

NET INCOME

17 Net Income (loss) before Federal income taxes and items   below (Item 9 less Item 16)   .... $ 27,351 |4210|

18. Provision for Federal income taxes (for parent only)   .... _____ |4220|

19 Equity in earnings (losses) of unconsolidated subsidiaries   not included above   .... _____ |4222|

a After Federal income taxes of   .... _____ |4238|

20. Extraordinary gains (losses)   .... _____ |4224|

a. After Federal income taxes of   .... _____ |4239|

21 Cumulative effect of changes in accounting principles   .... _____ |4225|

22 Net income (loss) after Federal income taxes and   extraordinary items   .... $ 27,351 |4230|

MONTHLY INCOME

23 Income (current month only) before provision for Federal   Income taxes and extraordinary items   .... 9,924 |4211|

Status· Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC.

For the period (MMDDYY) from   10/01/10   to   12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $	311,064	4240
A Net income (loss)	27,351	4250
B Additions (includes non-conforming capital of .... $ [4262])		4260
C. Deductions (includes non-conforming capital of .... $ [4272])	50,000	4270
2. Balance, end of period (from item 1800) .... $	288,415	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $		4300
A Increases		4310
B. Decreases		4320
4 Balance, end of period (from item 3520) .... $		4330

OMIT PENNIES

Page 6

BROKER OR DEALER			
AEI SECURITIES, INC.		as of	12/31/10

Exemptive Provision Under Rule 15c3-3

25 If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based

A (k) (1) - Limited business (mutual funds and/or variable   annuities only) $_____X_____ [4550]

B (k) (2) (i) - "Special Account for the Exclusive   Benefit of customers" maintained . . . . _____ [4560]

C (k) (2) (ii) - All customer transactions cleared through   another broker-dealer on a fully disclosed basis

 Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

_____ [4335]   _____ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . _____ [4580]

Ownership Equity and Subordinated Liabilities maturing or   proposed to be withdrawn within the next six months and accruals, (as defined   below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
____ [4600]	_____ [4601]	____ [4602]	_____ [4603]	____ [4604]	____ [4605]
____ [4610]	_____ [4611]	____ [4612]	_____ [4613]	____ [4614]	____ [4615]
____ [4620]	_____ [4621]	____ [4622]	_____ [4623]	____ [4624]	____ [4625]
____ [4630]	_____ [4631]	____ [4632]	_____ [4633]	____ [4634]	____ [4635]
____ [4640]	_____ [4641]	____ [4642]	_____ [4643]	____ [4644]	____ [4645]
____ [4650]	_____ [4651]	____ [4652]	_____ [4653]	____ [4654]	____ [4655]
____ [4660]	_____ [4661]	____ [4662]	_____ [4663]	____ [4664]	____ [4665]
____ [4670]	_____ [4671]	____ [4672]	_____ [4673]	____ [4674]	____ [4675]
____ [4680]	_____ [4681]	____ [4682]	_____ [4683]	____ [4684]	____ [4685]
____ [4690]	_____ [4691]	____ [4692]	_____ [4693]	____ [4694]	____ [4695]

TOTAL $_____ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during   the six month period following the report date, regardless of whether or not the capital   contribution is expected to be renewed The schedule must also include proposed capital withdrawals   scheduled within the six month period following the report date including the proposed   redemption of stock and payments of liabilities secured by fixed assets (which are considered   allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required   by the lender on demand or in less than six months.

-

WITHDRAWAL CODE: DESCRIPTION

  1. Equity Capital

  2. Subordinated Liabilities

  3. Accruals

  4. 15c3-1(c) (2) (iv) Liabilities



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
AEI Securities, Inc.
Saint Paul, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of AEI Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*

AEI SECURITIES INC   8-16750

For the fiscal period beginning _____ 1/1/2024 _____ and ending __ 12/31/2024 __

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 135,347.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		.
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 135,347.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.	$ 94,355.00	
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 94,355.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 40,992.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 61.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 23.00

11 a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) $ 0.00
  b Any other overpayments applied $ 0.00
  c All payments applied for 2024 SIPC-6 and 6A(s) $ 23.00
  d Add lines 11a through 11c $ 23.00

12 **LESSER** of line 10 or 11d. $ 23.00

13 a Amount from line 8 $ 61.00
  b Amount from line 9 $ 0.00
  c Amount from line 12 $ 23.00
  d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** $ 38.00

14 Interest (see instructions) for ___0___ days late at 20% per annum $ 0.00

15 **Amount you owe SIPC.** Add lines 13d and 14. $ 38.00

16 Overpayment/credit carried forward (if applicable) $ 0.00

SEC No. 8-16750	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	AEI SECURITIES INC 1300 WELLS FARGO PLACE 30 SEVENTH STREET EAST ST PAUL, MN 55101-4901		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

✓ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AEI SECURITIES INC	Marni Nygard
(Name of SIPC Member)	(Authorized Signatory)
2/12/2025	mnygard@aeifunds.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

AEI
NET LEASE INCOME FUND 36
$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI Net Lease Income Fund 36 ("Fund 36" or "the Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund 36 are to provide current income, capital growth potential, and comparatively lower investment risk than real estate funds that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years nor later than seven years following completion of the Fund's offering phase, the General Partner will present for vote by the Fund's investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other action by limited partners, whether for liquidation or otherwise, requires an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund 36 is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.30 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. If the Fund has not received orders and payment for 100,000 units before March 31, 2018, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue through June 30, 2020 or until such time as the Fund is fully subscribed.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund 36 has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on pages 7 to 12 of this Memorandum. The General Partner believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.

- The General Partner will receive compensation from the Fund whether it operates profitably or not.

- The General Partner will be subject to conflicts of interest in managing the Fund.

- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.

- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund 36 has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

	Per Unit	Total Minimum	Total Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Dealer-Manager Fee	.15	15,000	3,000,000
Organization and offering costs (at cost)	.35	35,000	7,000,000
Proceeds to Fund 36	$ 8.80	$ 880,000	$176,000,000



AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • aeifunds.com

AEI HEALTHCARE FUND LLC
Limited Liability Company Units
20,000,000 Units at $10 per Unit
Minimum Purchase: 2,500 Units ($25,000)
Minimum Offering Amount: $1,000,000
Maximum Offering Amount: $200,000,000

AEI Healthcare Fund LLC, a Delaware limited liability company (the "Company"), has been formed for the principal purpose of acquiring on a debt-free basis, either directly or through joint ventures, income-producing commercial real estate properties which are net leased primarily to healthcare related tenants and provide the potential to generate income for the Company (the "Projects"). The Company is offering for sale up to 20,000,000 limited liability company units in the Company (the "Units") at a purchase price of $10 per Unit (the "Offering") upon the terms and conditions set forth in this Confidential Private Placement Memorandum, including the Exhibits, as may be amended or supplemented (this "Memorandum"). The Company may, in the sole discretion of AEI Income Fund Manager, Inc., a Minnesota corporation (the "Manager"), increase the Maximum Offering Amount to up to 30,000,000 Units ($300,000,000). This Memorandum will be supplemented with a "Project Supplement" which will include information regarding any material Project identified by the Manager during the term of the Offering as likely to be acquired by the Company using proceeds of the Offering (the "Offering Proceeds"). The Company generally expects to hold and operate the Projects for approximately 5 to 7 years. The purchasers of the Units will become the members of the Company (the "Members"). **This Memorandum should be read in its entirety before making an investment decision.**

The Offering Proceeds are intended to capitalize the Company with funds to acquire the Projects. The Units are being offered until the earliest of (i) the Maximum Offering Amount is sold, (ii) December 31, 2023, which date may be extended until December 31, 2024 in the sole discretion of the Company or (iii) a determination of the Company to terminate the Offering (the "Offering Termination Date"). The purchase price for the Units is payable in full with the delivery of the purchaser's Subscription Agreement, a form of which is attached as Exhibit A. All payments received on account of subscriptions (the "Subscription Payments") for Units prior to receipt and acceptance by the Company of Subscription Payments for the Minimum Offering Amount of $1,000,000 will be held in an escrow account (the "Escrow Account") by Fidelity Bank (the "Escrow Agent"). If the Minimum Offering Amount has not been sold by December 31, 2022 (the "Minimum Offering Termination Date"), the Offering will be terminated and all amounts held in the Escrow Account will be returned to the subscribers.

The principal objectives of the Company are to (i) preserve the Members' capital investment, (ii) realize income through the acquisition, operation and sale of the Projects and (iii) make monthly Distributions to the Members. **There can be no assurance that any of these objectives will be achieved.**

An investment in the Units is speculative and involves substantial risks including, but not limited to, risks associated with investments in real estate, the Company being newly formed with no operating history, lack of liquidity, potential environmental risks, risks in operating the Projects, potential lack of diversity of investment, the Manager to select the Projects, the uncertain impact of the COVID-19 virus, reliance on the Manager to manage the Company, reliance on an Affiliate of the Manager or third parties to manage the Projects, uncertainty as to the Projects to be acquired, competition, substantial fees and Distributions payable to the Manager and its Affiliates, the existence of various conflicts of interest between the Manager and its Affiliates and the Company, and tax risks. See "Risk Factors" and "Conflicts of Interest."

The mailing address of the Company is 1300 Wells Fargo Place, 30 East Seventh Street, Saint Paul, MN 55101 and the telephone number is (800) 328-3519.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense.

These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, pursuant to registration or exemption therefrom, and the LLC Agreement. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

	Price to Investors	Selling Commissions and Expenses[1]	Proceeds to the Company[2]
Per Unit[3]	$ 10	$ 0.85	$ 9.15
Minimum Offering Amount[4]	$ 1,000,000	$ 85,000	$ 915,000
Maximum Offering Amount[5]	$ 200,000,000	$ 17,000,000	$ 183,000,000

This Memorandum is dated January 1, 2022



AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*